Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

LOULO-GOUNKOTO SET FOR ANOTHER YEAR OF RECORD PRODUCTION AT LOWER COST

Bamako, Mali, 29 January 2018 - Randgold Resources’ Loulo-Gounkoto gold mining complex is on track to improve on its record performance in 2016, with last year’s production expected to reach a new peak and at lower cash costs of production, Chiaka Berthe, the company’s general manager of its West African operations, said today.

Speaking at the quarterly update for local media, Berthe said this positioned the complex strongly to continue rolling out its 10-year business plan, which targets production in excess of 600 000 ounces per year.

Berthe announced that the Malian ministry of mines had approved the development of a super pit at the Gounkoto opencast mine. The existing mining convention is being reviewed to accommodate this new investment.

Also at the briefing, Randgold chief executive Mark Bristow said the company’s continuing investment in Mali had shown the way for others to follow, and the current development of new mines would bring additional production on line and increase the already considerable contribution the mining industry makes to the country’s economy.

Group regional manager West Africa Mahamadou Samake also highlighted the importance of maintaining a fiscal and regulatory environment capable of attracting investment and re-investment in the mining sector.

“It is therefore imperative that the current mining code review is undertaken with this objective in mind, and any proposed changes should be made in light of the code’s relative attractiveness compared to surrounding countries which are competing for the same exploration and investment dollars. This is particularly important in coping with the challenges inherent in developing and operating a mine in an infrastructurally challenged country like Mali, and the difficulty of finding replacement reserves. The government should focus on working with the industry to maintain Mali’s position as one of the premier destinations for mining investment in West Africa,” Samake said.

Bristow also appealed to Mali to consult with its neighbours in finding a cross-border solution to the growing problem of illegal mining. In some parts of Mali this was now out of control, he said, and the damage to property and resources, if it was allowed to continue, would discourage global investors.

He noted that Randgold and the Malian fiscal authorities were working together to resolve their outstanding tax and TVA issues.

ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Financial Director Graham Shuttleworth +44 779 771 1338	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.